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                              November 21, 2023

       Steven Wang
       Chief Financial Officer
       Hollysys Automation Technologies, Ltd.
       No. 2 Disheng Middle Road
       Beijing Economic-Technological Development Area
       Beijing , P. R. China 100176

                                                        Re: Hollysys Automation
Technologies, Ltd.
                                                            Form 20-F for the
year ended June 30, 2023
                                                            File No. 1-33602

       Dear Steven Wang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the year ended June 30, 2023

       Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 115

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a), as filed in
Exhibit 15.2. Please supplementally describe any additional materials that were reviewed as the
basis for your submission under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your determination.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Steven Wang
Hollysys Automation Technologies, Ltd.
November 21, 2023
Page 2

absence of action by the staff.

        Contact Andrew Mew at (202) 551-3377 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301
with any other questions.



FirstName LastNameSteven Wang                       Sincerely,
Comapany NameHollysys Automation Technologies, Ltd.
                                                    Division of Corporation
Finance
November 21, 2023 Page 2                            Office of Manufacturing
FirstName LastName